Exhibit 21.1
List of Subsidiaries of
Axonics, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Axonics Europe, S.A.S.	France
Axonics Modulation Technologies, U.K. Limited	England and Wales
Axonics Modulation Technologies Australia Pty Ltd	Australia
Axonics Women’s Health Limited	England and Wales
Bulkamid SARL	France
Axonics GmbH	Germany
Contura, Inc.	United States